EXHIBIT 4.4
                               SERVICES AGREEMENT

        EFFECTIVE AS OF THE 15TH DAY OF APRIL 2003 (The "Effective Date")

                                     Between

                     1. B.O.S. BETTER ONLINE SOLUTIONS LTD.
                               (HEREINAFTER "BOS")
                                       AND
                                 2. BOSCOM LTD.
                             (HEREINAFTER "BOSCOM")

        (BOS AND BOSCOM HEREINAFTER JOINTLY AND SEVERALLY, THE "COMPANY")

                                       And

                CUKIERMAN & CO. INVESTMENT HOUSE LTD. 51-267516-6

                        (hereinafter - "CUKIERMAN & CO.")

        (hereinafter the Company and Cukierman & Co. each a "Party" and, together the "Parties")

This services agreement (the "AGREEMENT") confirms the parties' understanding that the Company has engaged Cukierman & Co. to act as its non-exclusive advisor in connection with the transactions described herein.

Now therefore, in consideration for the promises and mutual agreements and covenants contained herein, the Parties hereby agree as follows:


1. Subject to the provisions of this Agreement, Cukierman & Co will commence performing non-exclusive investment-banking Services for the Company (hereinafter the "Services") as of the Effective Date.


     The parties hereto agree that the Company may freely solicit and receive similar and competing services from any other person or entity during the term of this Agreement. The Company will keep Cukierman & Co. timely informed about any significant events in the Company which may compete with the provisions of the Services.


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2.   Cukierman & Co Representations: Cukierman & Co hereby represents that it has the necessary abilities, qualifications and experience to provide the services under this Agreement and will devote sufficient of its qualified and appropriate employees for such purpose. Cukierman & Co. will use its best efforts to assist the Company in the transactions described below. In no event, however, shall Cukierman & Co. be obligated to sell, acquire, place, underwrite or sub-underwrite any securities or to lend money to or on behalf of the Company or to effect any of the transactions described herein.



3. Cukierman & Co will prepare all the necessary material needed to present the Company to potential investors in a just and professional manner.



4. Cukierman & Co. shall identify and notify the Company in writing the identity of potential investors and strategic partners, and the Company may approve in writing, at its sole and absolute discretion that such entities will qualify as "APPROVED ENTITIES" under this Agreement.

     Cukierman & Co. shall only contact Approved Entities, and in the event that Cukierman & Co. approach any person or entity which is not an Approved Entity hereunder, the Company will be under no obligation to pay Cukierman & Co. Success Fees (as defined below) or any other payment.



5. The term of this Agreement (the "Term") shall commence on the Effective Date and shall continue for a period of twelve (12) consecutive calendar months. This Agreement shall be automatic monthly renewed, unless terminated by either Party in accordance with Section 11 (i).



6.   Scope of Services:

     (i)  Private Placement

          (a) Definition: The sale by the Company of Company's securities, directly to any Approved Entity.

          (b)  Target: to raise US$ 5-10M within 9-12 months.

          (c) A Private Placement Transaction shall be deemed to have been successfully completed if a sale by the Company of the Company's securities directly to an Approved Entity shall have been completed and closed (including the obtaining of any regulatory approval necessary to complete such a sale).


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     (ii) Mergers and/or Acquisitions: Aimed at entities with great capacities in Marketing/Technology which are synergetic to the core VoIP business of the Company, as defined from time to time by the Company's management. Cukierman & Co. shall only contact Approved Entities, and only after the Success Fees regarding such Mergers and/or Acquisitions have been mutually agreed in writing by the Parties. In the event that Cukierman & Co. approach any person or entity which is not an Approved Entity hereunder, and/or approach an Approved Entity whilst the Success Fees regarding such Merger and/or Acquisitions have not yet been mutually agreed in writing by the Parties, the Company will be under no obligation to pay Cukierman & Co. Success Fees or any other payment.

     (iii) Business Development: The Parties shall enter into a separate agreement to be mutually agreed by the Parties (the "Business Development Agreement"). The Business Development Agreement shall include the terms and conditions of success fees to be paid to Cukierman & Co., and shall not include any additional retainer payment.

     (Private Placements, Merger and/or Acquisitions, Business Development shall be referred to hereinafter the "Transactions").


7.   Method

     (i) Cukierman & Co will use its experience, connections and wide knowledge of the global financial markets and the investment-banking arena to assist the Company in raising funds and/or in M&A transactions as defined hereinabove

     (ii) Cukierman & Co will target Approved Entities, in parallel and in coordination with the Company, as potential investors and/or potential strategic partners.

     (iii) Cukierman & Co together with the Company will then manage the process until the Transaction is consummated, providing introduction and full support in the negotiating process up to the point of closing the deal.


8.   Team - Cukierman & Co assigned resources:
     For Private Placement: Mr. David Chouchena,
     For M&A: Mr. Uzie Ovitz
     For Strategic Alliances: Mr. Modi Ashkenazy


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9.   Remuneration

     (i)  Retainer

          (a) In consideration of Cukierman & Co's ongoing provision of the Services under this Agreement and under the Business Development Agreement, including but not necessarily limited to the Transactions (including time, office expenses etc.), Cukierman & Co will be paid a monthly sum of US$ 10,000+ V.A.T. commencing on April 15, 2003.

          (b) Cukierman & Co will submit its invoice to the Company by the beginning of each working month.

          (c) A monthly retainer will be paid 45 days after receipt by the Company of such invoice.

          (d) In case the Company will ask to continue with part of the offered services the retainer for each will be as follows: Business
               Development: $3,650 per month; Private Placement activities:
               $3,650 per month and Mergers and Acquisitions activities: $2,700 per month.

     (ii) Success Fees for the successful consummation of a Transaction involving a Private Placement will be as follows:

          (a) BOS will pay Cukierman & Co success fees from the Proceeds of the Transactions (hereinafter the "Success Fees")

               IN RESPECT OF A TRANSACTION INVOLVING A PRIVATE PLACEMENT FROM WHICH THE PROCEEDS ARE IN CASH:

               (1)  6% of the total cash proceeds up to US$10,000,000, or

               (2) in the event that the proceeds are in excess of US$10,000,000, 4% of the total cash proceeds but not less than US$ 600,000.

               IN RESPECT OF A TRANSACTION INVOLVING A PRIVATE PLACEMENT FROM WHICH THE PROCEEDS ARE IN NON-CASH:

               (3) Half of the above percentages for the respective non-cash proceeds.

          (b) The Company shall pay the above Success Fees to Cukierman & Co. in the same form (cash, shares, options, warrants or other) and ratio in which it receives the proceeds from the relevant Transaction. Notwithstanding the aforesaid if the Company is due to pay Cukierman & Co. Success Fees in respect of a Transaction for which the proceeds were received in a mixture of cash and non-cash, Cukierman & Co. will have the option to be paid its Success Fees in a ratio in which the cash element is actually greater than the ratio in which the Company has received the proceeds from such relevant Transaction provided that such cash element is not less than 10% of the amount of cash proceeds which the Company received from the relevant Transaction and provided that the aggregate of the cash element and the value of the non-cash element (duly adjusted) shall not exceed the total value of the Success Fees calculated according to Section 9 (ii) (a) hereinabove and Section 9 (ii) (e) hereinunder. In addition, the Company will be entitled to increase the proportion of cash Success Fees paid to Cukierman & Co. out of the total payable Success Fees, at its sole decision. It is hereby agreed that in the event that the non-cash proceeds is subject to any restrictions on the disposal thereof (a "Lock-Up") that the Lock-Up shall also apply to the non-cash proceeds payable to Cukierman & Co. under this Agreement.


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          (c)  For the avoidance of doubt it is hereby clarified that Cukierman
               & Co will not be entitled to any Success Fees for Transactions with persons or entities that had not been approved as Approved Entities by the appropriate Company organs.

          (d) The Success Fees will be paid no later than 15 business days after the actual receipt of the Transaction proceeds by the Company as a result of a Transaction deemed to have been successfully completed according to Sections 6 (i) (c).

          (e) The basis of calculating the value of non-cash proceeds derived from the consummation of certain Transactions as detailed in Sections 9 (ii) (a) (3) and 9 (ii) (b) above, will be mutually agreed in good faith between the Company and the relevant Approved Entity and such valuation will govern the corresponding calculation of the Success Fees due in respect of the consummation of such Transactions. In the event that the Company and the relevant Approved Entity have not agreed on the basis for a valuation for whatsoever reason, then the Parties will, in the first instance, endeavour to agree such basis between themselves and, if unsuccessful, will refer the matter to an evaluator whose identity will be mutually agreed between the Parties or, in the absence of such agreement the evaluator will be BOS' external auditor

     (iii) Success Fees for M&A: After the Company has agreed to a specific M&A activity the Success Fees in respect thereof, will then be discussed between the Parties and the agreed-upon terms shall be drafted and signed in an Addendum to be attached to this Agreement


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     (iv) Expenses

          (a) When a Cukierman & Co representative travels abroad on behalf of the Company, the Company will arrange, reserve and pay the travel expenses (including flight, hotel, transportation). In addition, other reasonable travel and accommodation expenses incurred by Cukierman & Co staff will be repaid against official receipts, in accordance with the Company's standard procedure. (b) In addition, when a Cukierman & Co representative travels abroad on behalf of the Company, the Company will pay an additional per diem of US$55 to cover all other expenses including meals.

          (b) All foreign travel will require the Company's prior written approval.




10. In the event that Cukierman & Co. wishes to engage with any third party in respect of its undertakings under this Agreement, it must obtain the Company's prior written approval before entering any such engagement. The Company's approval to the entering of such engagement will be subject, inter alia, to the third party entering into a confidentiality agreement and NDA with the Company in a form acceptable to the Company.

     Cukierman's decision to engage such approved third party, will be at its sole discretion and sole responsibility. In no case will the Company be bound to any liability toward or by such third parties engaged by Cukierman and Co. including any liability to indemnify such third party and/or any payment of success fee..



11.  Termination

     (i) Neither Party may terminate this Agreement during the first three months after the entering hereof. Thereafter, either Party may terminate this Agreement, with or without cause, by giving the other Party 30 days prior written notice.

     (ii) Cukierman & Co will only be entitled to receive Success Fees, as determined in this Agreement, for Transactions between the Company and Approved Entities which are completed and closed (including the obtaining of any regulatory approval necessary to complete such a Transaction) within 9 months from the termination of this Agreement.

     (iii) An Approved Entity shall be automatically withdrawn from the Approved Entities list if (i) Cukierman & Co. fails to create a dialog between this Approved Entity and the Company within 3 months from its approval date or (ii) the Approved Entity stops communicating with the Company and Cukierman & Co. for a period of 5 consecutive months.


12. The Agreement shall be governed by and construed in accordance with the Israeli law. Notwithstanding the foregoing, Cukierman & Co. confirm that they know that BOS is registered on the NASDAQ and undertake that during the period of providing services hereunder it shall comply with all laws and regulations applicable to public companies registered on the NASDAQ.


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13.  Confidentiality

     Cukierman & Co. and the Company shall not disclose any part of the Agreement to any external entity without the explicit consent of the other party. Upon successful closing of a transaction within the scope of the Agreement, Cukierman & Co. shall be entitled to publicly disclose its involvement as advisor to the Company. The content, time, and form of this disclosure shall be coordinated with the Company and subject to its prior written approval in order to avoid, inter-allia, any selective public disclosure exposure.

     Any information provided by the Company to Cukierman & Co. in connection with this Agreement (prior to or after to the date of the Agreement) shall be kept confidential, Cukierman & Co. shall not disclose, allow access to, transmit, or transfer the confidential information to any other party, and shall only be used by Cukierman & Co. for purposes of its engagement hereunder, except information that can be clearly proven by documentation
     (i) was in Cukierman & Co.' possession prior to its disclosure by the Company; (ii) is publicly disclosed other than in violation of the Agreement; (iii) is obtained by Cukierman & Co. from a person other than the Company who, to the knowledge of Cukierman & Co., is not bound by a confidentiality undertaking ; (iv) the Company agrees in prior written consent may be disclosed; or (v) is legally required to be disclosed under compulsion of law , by order or act of any court or governmental or regulatory authority or body, PROVIDED, HOWEVER, that Cukierman & Co. shall provide prompt prior written notice thereof to the Company to enable it to seek a protective order or otherwise prevent or contest such disclosure and reasonably cooperate with the Company in attempting to limit or prevent such required disclosure. Cukierman & Co. may also disclose such information to those of its own and its affiliates' respective officers, directors, employees, representatives, auditors and professional advisers who have an actual need to know such information for purposes of performing the services described in the Agreement. Cukierman & Co. shall, prior to disclosing the confidential information to such officers, directors, employees, representatives, auditors and professional advisers, obtain their agreement to receive and use the confidential information on a confidential basis on the same conditions as contained in this Agreement. Cukierman & Co.' obligations under the first sentence of this paragraph shall terminate five years from the date hereof. The confidential information shall not be reproduced in any form or stored in a data base without the prior written consent of the Company. All copies of the confidential information shall contain the same proprietary notices, which appear on the original information.

     Upon termination or expiration of the Agreement or upon request of the Company, whichever first occurs, Cukierman & Co. shall immediately return to the Company the confidential information and all copies thereof, in all forms and permanently delete the confidential information from all retrieval systems and data bases in which it may be found.


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     In the event of a breach of the confidentiality obligations hereunder, in addition to and not in substitution for any other remedy available to it in respect of such breach, the Company shall be entitled to injunctive relief which restrains Cukierman & Co. and the respective officers, directors, employees, representatives, auditors and professional advisers of Cukierman & Co. from committing or continuing such breach.

     For the avoidance of any doubt, the provision of this Section 13 shall survive the termination of this Agreement.

14. No Obligation to Accept: This agreement does not constitute a commitment by the Company, the Company's shareholders and the Company's management to accept any of the Transactions proposed or offered to the Company by Cukierman & Co.



15. Cukierman & Co. is providing services to the Company in relation to Transactions. Cukierman & Co. shall not regard any person (including any person who is a director or employee of the Company) as its client in relation to the Transactions and will not be responsible to any other person for providing protections afforded to clients of Cukierman & Co. or advising any other person involved in Transactions.



16. No provision of this Agreement shall be deemed waived and no breach excused, unless such waiver or consent excusing the breach shall be in writing and signed by the party to be charged with such waiver or consent.


17. Indemnification:. The Company hereby agrees that in the event that it, acting in the capacity of a principle, is the subject of a legal complaint or action, the Company shall indemnify and hold harmless Cukierman & Co. and its directors, officers, employees, agents, affiliates and representatives from and against any and all third party claims, actions (including shareholder derivative actions), proceedings, damages or liabilities, based on or arising out of (a) any untrue statement of a material fact required to be contained in any document provided by the Company and, (b) any failure to include therein any material fact required to be stated or necessary to render the statements therein not misleading. The Company shall not, however, be responsible for any such losses, claims, demands, damages, liabilities or expenses to the extent that they are finally judicially determined to have resulted from Cukierman & Co.' bad faith, negligence, wilful misconduct, non-performance or breach of this Agreement.

     Where Cukierman & Co. is the subject of a claim arising out of any untrue statement included in any material information provided by the Company, or the omission or the alleged omission to state therein a material information necessary to make such information not misleading, then the total amount recoverable from Cukierman & Co. shall be limited to such proportion (the "Liability") as is finally judicially determined to be just and equitable, having regards to the relative responsibility of (i) Cukierman & Co. and (ii) any other person (including for the avoidance of doubt, both the Company (and any director, employee, agent, subsidiary or affiliate of the Company) and any co-advisor or other person unrelated to the Company) who is jointly or severally liable (an "Other Party"). For the avoidance of doubt, any limitation or exclusion or restriction on the liability of any Other Party under any jurisdiction, whether arising under statute or contract or resulting from death, bankruptcy or insolvency (a "Liability Limitation") shall be ignored for the purposes of determining the extent of responsibility of that Other Party under clause (ii) above.


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     The Company shall not be liable for any settlement of any litigation or proceeding effected without its prior written consent.

     For the avoidance of any doubt, the provision of this Section 17 shall survive the termination of this Agreement.


18. The entering into of this Agreement by the BOS and BOSCOM is subject to the approval of their respective boards of directors.






------------------------       ------------------------ ------------------------
Name: ISRAEL GAL               Name: ISRAEL GAL         Name: NEHEMIA KAUFMAN

Title: CEO                     Title: CEO               Title: CFO

Signature                      Signature                Signature

BOSCOM LTD.                                 B.O.S. BETTER ONLINE SOLUTIONS LTD.
------------------------       ------------------------ ------------------------



                    -------------------------------------------------
                    Name: DAVID CHOUCHENA

                    Title: MANAGING DIRECTOR

                    Signature

                    CUKIERMAN & CO. INVESTMENT HOUSE LTD.
                    -------------------------------------------------


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